FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-214023

January 23, 2018

Final Pricing Term Sheet

SPARK ENERGY, INC.

8.75% Series A Fixed-to-Floating Rate

Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per Share)

Issuer:	Spark Energy Inc.

Securities Offered:	8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).

Number of Shares:	2,000,000 shares of Series A Preferred Stock.

Number of Option Shares:	250,000 shares of Series A Preferred Stock.

Trade Date:	January 24, 2018.

Settlement and Delivery Date:	January 26, 2018 (T + 2).

Public Offering Price:

$25.25 per share of Series A Preferred Stock; $50,500,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

If settlement is delayed (including if the underwriters’ option to purchase additional shares is exercised and settled after such date), the public offering price for such shares will be increased for accrued dividends from January 26, 2018 until the actual settlement date.

Underwriting Discount:	$0.7954 per share; $1,590,750 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Maturity Date:	Perpetual (unless redeemed by Issuer on or after April 15, 2022 or in connection with a change of control).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate:

From, and including, the date of original issuance to, but not including, April 15, 2022, at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum. On and after April 15, 2022 at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable Date of Determination (as defined below) and (b) 6.578%, based on the $25.00 liquidation preference per share of Series A Preferred Stock.

The term “Three-Month LIBOR” means, on the second Business Day in London immediately preceding the first day of each relevant Dividend Period (as defined below under “Dividend Payment Date”) for the Series A Preferred Stock, or if applicable, the redemption date (the “Date of Determination”):

•   the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on such Date of Determination; or

•   if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Date of Determination, then we will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Date of Determination for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the

Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Date of Determination for such Dividend Period by three nationally-recognized banks in New York, New York selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is representative of a single transaction in U.S. dollars in that market at that time. If fewer than three New York City banks selected by us do not quote rates in the manner described above, the Three-Month LIBOR Rate for the applicable Dividend Period will be the same as for the immediately preceding Dividend Period, or, if there was no such Dividend.

Dividend Payment Date:	Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each of April, July, October and January (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus accumulated and unpaid dividends.

Optional Redemption Date:	On and after April 15, 2022, for cash at a redemption price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, provided no Limiting Document may prohibit it, the Issuer may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Issuer provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right described above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right with respect to the shares called for redemption. If the Issuer elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, it may use any available cash to pay the redemption price.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Issuer defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s Class A common stock per share of Series A Preferred Stock, which is equal to the lesser of:

•   the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•   0.917431 shares of Class A common stock (the “Share Cap”), subject to certain adjustments described in the prospectus supplement. The Share Cap was derived by dividing the $25.00 liquidation preference by $13.625 (50% of the last sale price of our Class A common stock as reported on the NASDAQ on March 7, 2017, before giving effect to the two-for-one stock split, which took effect on June 16, 2017).

CUSIP/ISIN:	846511 202/US8465112022

Joint Book-Running Managers:	B. Riley FBR, Inc. Janney Montgomery Scott LLC BB&T Capital Markets, a division of BB&T Securities, LLC Ladenburg Thalmann & Co. Inc.

Co-Managers:	Boenning & Scattergood, Inc. Incapital LLC National Securities Corporation USCA Securities LLC

The Issuer has filed a registration statement (including a base prospectus dated October 20, 2016) and a preliminary prospectus supplement, dated January 23, 2018 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR, Inc. by calling (800) 846-5050 or by email to prospectuses@brileyfbr.com.

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